Exhibit 99.1

Maxeon Solar Technologies to Supply TotalEnergies with up to 400MW of High-Efficiency Solar Modules for its Danish Fields Project in Texas

SINGAPORE, November 18, 2021 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation and channels, announced today that it has executed an agreement to supply up to 400 megawatts of its high efficiency bifacial Performance 5 UPP solar panels for the construction of the Danish Fields Solar power plant project located near Houston, Texas, United States (U.S.). The project will require modules to be delivered in late 2022 through Q3 2023.

Maxeon's 21 percent efficiency Performance 5 UPP solar panels deliver exceptional value as a result of a proprietary shingled design that improves reliability and efficiency, enhances durability to reduce system life energy cost, and outperforms conventional panel yield in real-world conditions such as partial shading and elevated temperatures. Uniquely suited for the needs of power plant developers, the Performance 5 UPP modules are part of a comprehensive high-efficiency product portfolio. Maxeon anticipates next-generation Performance line modules to be available in 2022. These next-generation Performance line modules will continue to set Maxeon’s technology apart from other utility-scale modules available.

"We commend TotalEnergies for using our high-performance modules to ensure long-term value and low carbon power for homes and business in Texas," said Jeff Waters, CEO of Maxeon Solar Technologies. "Innovation and proven performance are hallmarks of our advanced Performance technology, which powers more than seven gigawatts of installations around the world today. Furthermore, our transparency and commitments as a module provider play a vital role in ensuring that companies, like TotalEnergies, can maintain their competitiveness and project execution timelines. We see big opportunities in the power plant market in the United States and elsewhere and believe Maxeon is uniquely positioned to provide owners and operators with maximized energy production and reliable, long-term return on investment."

Danish Fields Solar power plant project is expected to take advantage of Maxeon’s new Performance line module capacity that will serve the U.S. solar power market. This line will utilize the production of large-format G12 mono-PERC solar cells by Maxeon in Malaysia, with module assembly in Maxeon’s facility in Mexicali, Mexico.

To learn more about Maxeon's fifth-generation of shingled bifacial solar panels for solar power plants and our latest technical innovations, please visit our website at sunpower.maxeon.com/int/solar-panel-products/performancesolar-panels.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,200 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the timing and the company’s expectations of success and profitability in its expansion strategy and planned projects in existing and new markets; the company’s expectations regarding customer demand, pricing trends and growth projections; the company’s expectations regarding future performance based on our technology outlook, bookings and pipelines in sales channels, and the operational efficiency of our supply chain; and the company’s expectations regarding our future revenues resulting from contracted orders, including prepayments. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at https://corp.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

©2021 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

Investor Contact:
Robert Lahey
Robert.Lahey@maxeon.com
Mobile: +1 (202) 2461-872

Media Contact:
Anna Porta
Anna.Porta@Maxeon.com
Mobile: +39 (345) 7706205

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